August 24, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:    Ms. Megan Miller

Re:        USQ Core Real Estate Fund
        File Nos. 333-217181; 811-23219

Dear Ms. Miller,

On behalf of the USQ Core Real Estate Fund (the “Fund”), below you will find the Fund’s responses to the comments of the U.S. Securities and Exchange Commission (“SEC”) Staff (the “Staff”), in connection with the Staff’s review of the Fund’s annual shareholder report on Form N-CSR for the fiscal year ended March 31, 2021, filed with the SEC on June 2, 2021 (the “Annual Report”) pursuant to the Sarbanes-Oxley Act of 2002. These comments were conveyed by you to Nicole Simon via telephone on July 30, 2021 and August 3, 2021.
For your convenience, each comment is set forth below, immediately followed by the Fund’s response. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Annual Report. Any new disclosures shall be incorporated into the Fund’s future shareholder reports.

1.    Comment: The auditor consents for the 486BPOS filings made on July 24, 2020 and July 28, 2021 reference form N-1A, rather than Form N-2. Please refile a new consent for 2021 that references Form N-2.

Response: A revised auditor consent was filed on August 18, 2021.

2.    Comment: Total return in the Fund’s Financial Highlights was presented as 0.88%, while total return on the Fund’s performance chart was presented as 0.71%. There is a footnote to the Financial Highlights that indicates that this number includes adjustments for purposes of generally accepted accounting principles (“GAAP”). Please provide more detail on the nature of those adjustments in correspondence.

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Response: The Fund notes that the net asset values and total returns presented in the Financial Highlights have been retroactively adjusted in accordance with GAAP, and in particular in accordance with Accounting Standards Codification (“ASC”) 820, pursuant to which the Fund applies the practical expedient to value its investments in Private Investment Funds at their respective reported net asset values (“NAVs”) as of each quarter-end. The total return of 0.71% presented in the performance chart of the Management Discussion and Analysis section for Class I Shares is based on the unadjusted net asset values used to process daily shareholder transactions.
The following disclosure regarding the use of the practical expedient is included in the Fund’s shareholder report on this point:
Valuation of Private Investment Funds
The private institutional real estate investment funds in which the Fund invests (“Private Investment Funds”) are not publicly traded. The Private Investment Funds measure their investment assets at fair value and report a NAV per share on a calendar quarter basis. In accordance with Accounting Standards Codification (“ASC”) 820, the Fund applies the practical expedient to value its investments in Private Investment Funds at their respective NAVs at each quarter – as this method more accurately estimates the actual value of each Private Investment Fund at quarter-end. For non-calendar quarter-end days, the Adviser may consider certain information provided by a Private Investment Fund’s investment manager to determine the estimated value of the Fund’s holdings in such Private Investment Funds. The valuation provided by the investment manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. To determine the estimated value of the Fund’s investment in Private Investment Funds, the Adviser considers, among other things, information provided by the Private Investment Funds, including quarterly unaudited financial statements.
In addition, the Fund explains the discrepancy in the following footnote to “Total Return” in the Financial Highlights table:
(4)     Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the net asset value for financial reporting purposes and returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.
3.    Comment: Management’s Discussion of Fund Performance should include a discussion of how the Fund’s distribution policy resulted in distributions of capital, per Form N-2 item 4(g)(3). Please update going forward as applicable.

Response: The Fund will include such a discussion in future reports.

4.    Comment: Per review of the Financial Highlights, the expense ratio for Class I was 0.89%; however, there appears to be an expense cap at 0.85%. Please explain in correspondence why the ratio presented in the Financial Highlights is above the expense cap.

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Response: The Ratio of expenses to average net assets, after waiver for Class I Shares shown in the Financial Highlights includes 0.04% of shareholder servicing expenses which are excluded from the Fund’s expense cap. For reference, a summary of the Fund’s expense cap is provided below:
The Adviser has contractually agreed to waive its advisory fees and/or assume expenses otherwise payable by the Fund to the extent necessary to ensure that Total Annual Fund Operating Expenses for Class I and Class IS (excluding taxes, interest, trading costs, AFFE, distribution fees, and shareholder servicing expenses) do not exceed 0.85% of average daily net assets (the “Expense Limitation Agreement”). The Expense Limitation Agreement will continue indefinitely until revised or terminated by mutual agreement by the Fund and the Adviser, with the consent of the Board. Under the Expense Limitation Agreement, the Adviser may request and receive reimbursement from the Fund for advisory fees waived or other expenses reimbursed by the Adviser pursuant to the Expense Limitation Agreement at a date not to exceed three years from the month in which the corresponding waiver or reimbursement to the Fund was made. However, no reimbursement may be made unless the total annual expense ratio of the class making such reimbursement is no higher than the amount of the expense limitation that was in place at the time the Adviser waived the fees or reimbursed the expenses and does not cause the expense ratio to exceed the current expense limitation.

5.    Comment: Per review of the Fund’s filing on Form N-PORT for the period ended March 31, 2021, the Fund’s real estate investments were disclosed as Level III; however, per review of the Fund’s financial statements, the Fund utilized NAV as a practical expedient to fair value. Please explain in correspondence why there is a difference.

Response: Per the instructions to Form N-PORT, “Reports on Form N-PORT must disclose portfolio information as calculated by the fund for the reporting period’s ending net asset value (commonly, and as permitted by rule 2a-4, the first business day following the trade date).” Beginning with the Semi-Annual Report dated September 30, 2018, the fair values of the Fund’s investments have been adjusted to match the capital statements received from each underlying fund for the respective reporting period. Therefore, the Fund has opted to use NAV as a practical expedient to fair value in the presentation of the Fund’s financial statements, pursuant to ASC 820.

6.    Comment: On the Fund's Schedule of Investments, there are certain partnership holdings where there is no value reported for "shares," with a footnote that states, "Partnership is not designated in units." However, on Form N-PORT, the Fund reports the same holdings with units designated as "number of shares." Please explain the discrepancy and consider whether an adjustment should be made going forward.

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Response: For future periods, the Fund will indicate that shares or “Balance” for such holdings in the Schedule of Investments are “N/A” and reflect such holdings as Balance (Units) OU (Other Units) and define each as a “Private Investment” in Item C.2.a. of Form N-PORT.

7.    Comment: Please confirm for future filings that the Fund has indicated by an appropriate symbol each issue of security which is non-income producing.

All of the securities the Fund has held since inception are income producing. In the event that a security held by the Fund is non-income producing, the Fund will indicate by an appropriate symbol each issue of security that it is non-income producing.

8.    Comment: According to the Statement of Changes, the Fund had a return of capital distribution. Please confirm that going forward, the Fund will not reference “yield” or “dividends” when describing distributions that may contain a return of capital in marketing materials, financial statement disclosures and/or website disclosures, as those terms may be misinterpreted as income.
Response: In future marketing materials, financial statement disclosures and/or website disclosures, the Fund will not reference “yield” or “dividends” when discussing distributions that may contain a return of capital.

9.    Comment: Please confirm if any of the Fund’s investments are restricted. If so, please include all disclosures required for restricted securities going forward, per Regulation S-X Rule 12-12, FN 8.

Response: The Fund does not consider its holdings to be restricted securities for purposes of Regulation S-X Rule 12-12, FN 8. In the event that the Fund holds a restricted security as of the date of a future shareholder report, it will include the disclosures required under Regulation S-X 12-12, FN 8.

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Please do not hesitate to contact me at (484) 731-0033 or Nicole Simon at (212) 812-4137 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Keith Downing
Keith Downing
Chief Operating Officer

cc:    Mary Ziegler
    Prufesh Modhera
    Nicole Simon

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